SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. ___)*

CATALYST BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14888D 109

(CUSIP Number)

Jeffrey B. Steinberg

HealthCare Ventures LLC

47 Thorndike Street, Suite B1-1

Cambridge, MA 02141

617-252-4343

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 14 pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D 109	13D	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Ventures VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒[1]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

1 This Schedule 13D is being filed jointly by the Reporting Persons, as hereinafter defined. Such Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

CUSIP No. 14888D 109	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 14888D 109	13D	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HealthCare Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 14888D 109	13D	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James H. Cavanaugh, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harold R. Werner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Littlechild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Mirabelli, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Augustine Lawlor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒ See Footnote 1
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,068,717 (See Item 5 herein)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 1,068,717 (See Item 5 herein)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,068,717 (See Item 5 herein)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14888D 109	13D	Page 10 of 14 Pages

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation, formerly known as Targacept, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 260 Littlefield Avenue, South San Francisco, CA 94080.

Item 2. Identity and Background.

(a) The name of the reporting persons are HealthCare Ventures VIII, L.P. (“HCVVIII”), HealthCare Partners VIII, L.P. (“HCPVIII”), HealthCare Partners VIII, LLC (“HCP VIII LLC”), Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor (HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are hereafter sometimes hereinafter collectively referred to as the “Reporting Persons”). A copy of their agreement in writing to file this statement on behalf of each of them is attached hereto as Exhibit A. HCVVIII is a venture capital investment fund. Each of Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the Managing Directors of HCP VIII LLC, the General Partner of HCPVIII, which is the General Partner of HCVVIII, the record holder of the Common Stock.

(b) The business address for the Reporting Persons is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(c) Each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are general partners of various venture capital investment funds. The address for each of Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor is 47 Thorndike Street, Suite B1-1, Cambridge, Massachusetts 02141.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HCVVIII and HCPVIII are each limited partnerships formed and existing under the laws of the State of Delaware. HCP VIII LLC is a limited liability company formed and existing under the laws of the State of Delaware. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor are each individuals who are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with the consummation of the business combination between the Issuer and Catalyst Biosciences, Inc. (“Old Catalyst”), and in accordance with the terms of the Agreement and Plan of Merger, dated as of March 5, 2015, as amended on May 6 and May 13, 2015, by and among Issuer, Talos Merger Sub, Inc. and Old Catalyst (the “Merger Agreement”), pursuant to which Merger Sub merged with and into Old Catalyst, with Old Catalyst surviving as a wholly owned subsidiary of the Issuer (the “Merger”), HCVVIII received an aggregate of 1,068,717 shares of Common Stock of the Issuer (which includes 27,693 shares of Common Stock of the Issuer issuable upon the exercise of warrants described in Item 5 herein) in exchange for all of its equity securities in Old Catalyst.

CUSIP No. 14888D 109	13D	Page 11 of 14 Pages

Item 4. Purpose of Transaction.

The shares of Common Stock of the Issuer held by HCVVIII were acquired pursuant to the Merger. None of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock of the Issuer to become eligible for termination of registration under Section 12(g) of the Act. The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock of the Issuer or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock of the Issuer beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5. Interest in Securities of the Issuer.

Each of Drs. Cavanaugh and Mirabelli and Messrs Werner, Littlechild and Lawlor are the Managing Directors of HCP VIII LLC, the General Partner of HCPVIII, which is the General Partner of HCVVIII, the record holder of the Common Stock.

(a)           HCVVIII directly beneficially owns 1,068,717 shares of the Common Stock of the Issuer consisting of (i) 1,041,024 shares of Common Stock of the Issuer, and (ii) warrants to purchase 27,693 shares of Common Stock of the Issuer that are exercisable within 60 days of the date of the event requiring this filing (the “Warrants”). HCP VIII LLC, as the General Partner of HCPVIII and, HCPVIII as the General Partner of HCVVIII, the registered owner of the shares of Common Stock, may be deemed to indirectly beneficially own the shares of Common Stock of the Issuer and the Warrants owned by HCVVIII. Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor, as the Managing Directors of HCP VIII LLC may be deemed to indirectly beneficially own the shares of Common Stock of the Issuer and the Warrants owned by HCVVIII.

Based upon 11,444,677 shares of Common Stock of the Issuer outstanding, which consists of: (i) 11,416,984 shares of Common Stock of the Issuer outstanding following the closing of the Merger, and (ii) 27,693 shares of Common Stock of the Issuer issuable upon the exercise of the Warrants directly beneficially held by HCVVIII, the 1,068,717 shares of Common Stock of the Issuer held by HCVVIII represents approximately 9.3% of the Issuer’s outstanding Common Stock.

(b)            HCVVIII, HCPVIII, HCP VIII LLC, Drs. Cavanaugh and Mirabelli and Messrs. Werner, Littlechild and Lawlor share the power to vote and direct the vote and to dispose of and direct the disposition of the 1,068,717 shares of Common Stock of the Issuer owned by HCVVIII.

CUSIP No. 14888D 109	13D	Page 12 of 14 Pages

(c)           On August 20, 2015, HCVVIII acquired an aggregate of 1,068,717 shares of Common Stock of the Issuer (which includes the shares issuable upon exercise of the Warrants) in exchange for all of its equity securities in Old Catalyst.

(d)           Not Applicable.

(e)           Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock of the Issuer and the Warrants held by HCVVIII are subject to a lock-up agreement pursuant to which HCVVIII has agreed not to sell or transfer, or engage in a swap or similar transaction with respect to, shares of the Issuer’s capital stock and warrants, including the shares received in the Merger and issuable upon exercise of the Warrants, except in limited circumstances, for a period of 120 days following the completion of the Merger on August 20, 2015.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement.

Exhibit B – Agreement and Plan of Merger, dated as of March 5, 2015, as amended on May 6 and May 13, 2015, incorporated herein by reference to Annex A-1, Annex A-2 and Annex A-3 to the proxy statement/prospectus/information statement filed by the Issuer with the Securities and Exchange Commission on July 28, 2015.

Exhibit C – Form of Lockup Agreement incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 6, 2015.

CUSIP No. 14888D 109	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2015	HealthCare Ventures VIII, L.P.
Cambridge, Massachusetts	By:	its General Partner, HealthCare Partners VIII, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

August 31, 2015	HealthCare Partners VIII, L.P.
Cambridge, Massachusetts	By:	its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

August 31, 2015	HealthCare Partners VIII, LLC
Cambridge, Massachusetts

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor

CUSIP No. 14888D 109	13D	Page 14 of 14 Pages

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Targacept, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

August 31, 2015	HealthCare Ventures VIII, L.P.
Cambridge, Massachusetts	By:	its General Partner, HealthCare Partners VIII, L.P.

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

August 31, 2015	HealthCare Partners VIII, L.P.
Cambridge, Massachusetts	By:	its General Partner, HealthCare Partners VIII, LLC

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

August 31, 2015	HealthCare Partners VIII, LLC
Cambridge, Massachusetts

	By:	/s/ Jeffrey Steinberg, Administrative Partner
Jeffrey Steinberg, Administrative Partner

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	James H. Cavanaugh, Ph.D

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Harold Werner

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	John W. Littlechild

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Christopher Mirabelli, Ph.D.

August 31, 2015	/s/ Jeffrey Steinberg, Attorney-in-Fact
Cambridge, Massachusetts	Augustine Lawlor